Mail Stop 3561

December 2, 2009

<u>via U.S. mail and facsimile</u>

Jack E. Knott, President
Exopack Holding Corp.
3070 Southport Road
Spartanburg, SC

RE: Exopack Holding Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File No.: 333-136559

Dear Mr. Knott:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III. Executive Compensation, page 34

Compensation Philosophy and Objectives and Compensation Process, page 34

Short-Term Incentive Compensation – Management Incentive Program, page 35

1. We note the disclosure on page 37 regarding the use and disclosure of adjusted EBITDA targets and the statement that you believe "disclosure of such targets would cause competitive harm to the Company as the financial targets involve confidential information." Please revise future filings to disclose the specific performance targets used to determine incentive amounts or provide a detailed analysis regarding how disclosure of the targets would cause you competitive harm. Please provide a copy of any draft disclosure to be used in future filings.

 Short-Term Incentive Compensation – Management Incentive Program, page 35

Exhibits

2. It appears that you have not filed annexes, exhibits and schedules to Exhibit 10.1, the "Amended and restated credit agreement dated as of January 31, 2006, as amended and restated as of October 31, 2007," incorporated by reference from the previous year's Form 10-K. Please revise future filings to provide the annexes, exhibits and schedules.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Jack E. Knott, President
        Facsimile: (847) 885-8886